June 29, 2018

Brian Kinion
Chief Financial Officer
Upwork Inc.
441 Logue Avenue
Mountain View, California 94043

       Re: Upwork Inc.
           Draft Registration Statement on Form S-1
           Filed June 4, 2018
           CIK No. 0001627475

Dear Mr. Kinion:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed June 4, 2018

General

1. Please enhance the disclosure relating to core clients, gross services volume, client speed retention, and marketplace revenue to describe and quantify the relationship between these measures and your year-over-year financial performance. Also, please clarify the extent to which you are cautioning investors about the use and reliability of the information particularly in light of your risk factor disclosure on pages 40 and 41.
2. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Brian Kinion
FirstName LastNameBrian Kinion
Upwork Inc.
Comapany NameUpwork Inc.
June 29, 2018
June 29, 2018 Page 2
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FirstName LastName
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
Summary, page 1

3. Given the multiple references to GSV on page 1 of your Summary, please explain the term's meaning herein instead of instructing readers to find the definition on page
         64. Similarly, please explain in this section the term Client Spend which is presumably the total amount that clients spend on your marketplace and managed service offerings. See
         Item 503 of Regulation S-K and Section 230.421(d) of Regulation C.
We may be subject to escrow, payment services, and money transmitter regulations . . .,, page 23

4. Please disclose the status, and parties involved, of any inquiry received relating to the subject matter disclosed in this risk factor.
As a result of becoming a public company . . .,, page 37

5. We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting. Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company s books and records and your financial statements as a result of the material weaknesses.

Material Weakness, page 37

6. You attribute the errors in your financial statements to an inadequate number of qualified accounting employees. In order for readers to reasonably assess the progress and effectiveness of your remediation plan, please disclose the number of qualified accounting employees you had during the periods impacted by the material weakness. Disclose also the additional accounting employees that you estimate are required and how many you have hired since the material weakness was first identified. In addition, please tell us the extent to which this material weakness impacted your accounting for business combinations.
Client Spend Retention, page 65

7. It appears that this metric is intended to measure the recurring use of your platform (page
         7). However, it is not clear whether your reported 99% measure for 2017 is also consistent with the proportion of 2016 clients who also used your platform again in 2017. Please disclose whether there is a material disparity between your reported 2017 rate of Client
         Spend Retention and the actual proportion of clients that used your platform in succeeding years. Please disclose whether this distinction is a limitation in the usefulness of this performance measure. The corresponding risk factor on page 14 reflects the materiality of this issue to your business and future growth.
 Brian Kinion
Upwork Inc.
June 29, 2018
Page 3
Restated Certificate of Incorporation and Restated Bylaw Provisions
Advance Notice Requirements for Stockholder Proposals and Director Nominations, page 137

8. We note your disclosure relating to provisions in your bylaws that will specify certain requirements regarding the form and content of a stockholder's notice. Please elaborate on those requirements.
Shares Eligible for Future Sale, page 138

9. We note that your directors and executive officers are subject to a lock-up agreement.
         Please file the lock-up agreement as an exhibit to the Registration Statement.
Concentration of Risk, page F-8

10. Please disclose the total amount of revenues from your major customer in each period pursuant to ASC 280-10-50-42. Note also the related party disclosure requirements in
         ASC 850-10-50 if applicable. Further, please expand the corresponding risk factor on page 14 to address the concentration of revenue from a single customer.
Note 4, page F-21

11. Goodwill comprises over 47% of your total assets. Given the "strong retention metrics"
         highlighted on pages 7 and 65, it is not clear why the purchase price allocated to the amortizable User Relationships asset appears disproportionately small relative to the amount allocated to goodwill. Please provide us with the fair value calculations supporting the initial measurement of your User Relationship asset. Reconcile between the historical revenue of the acquiree and the corresponding revenue and cash flow projections used in your fair value estimates. Describe the basis for your significant assumptions such as growth rates, discount rates, and cash flow measurements. Provide us with your purchase price calculation and tell us the specific factors you considered in identifying the accounting acquirer. Explain how your accounting complies with ASC
         805-20-30 and ASC 805-20-55. Tell us about any material adjustments that were subsequently made to your initial Elance-oDesk purchase accounting. You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al
Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.


FirstName LastNameBrian Kinion
                                                              Division of
Corporation Finance
Comapany NameUpwork Inc.
                                                              Office of
Manufacturing and
June 29, 2018 Page 3                                          Construction
FirstName LastName